INVEST IN **SIZIGI**

Building the best digital platform for job seekers

PITCH VIDEO   INVESTOR PANEL


sizigi
SUPERCHARGING THE JOB HUNT

joinsizigi.com   San Diego CA

Technology   Software   B2C   Saas   Analytics

OVERVIEW   DETAILS   UPDATES 13   WHAT PEOPLE SAY 68   ASK A QUESTION 1

Highlights

1. Over 5,000 Users in our Pilot Program
2. Affiliations with Job Boards led by Dice and Lensa
3. Partnerships with global Companies including IBM and Qualcomm
4. Relationships with over 50 Universities worldwide
5. Generating $10,000 of monthly revenue
6. Recognized as a top company to watch in San Diego

Our Team



Tony Malz   Founder & Chief Executive Officer

Tony has 17 years of software leadership experience, holds a Bachelor and a Masters in Finance from San Diego State University, and is a CFA charterholder.

I recently found myself unemployed for the first time in almost 20 years. I joined the billions of people who are frustrated by the antiquated job hunting process. This experience kick-started my passion to build the best digital platform that empowers job seekers to get hired faster.



Zachary Schenkler   Co-Founder & Chief Technology Officer

Zachary has over 20 years of technology experience including previously being a co-founder where he built a digital platform that scaled to millions of users.



Alex Flores   Co-Founder & Chief Marketing Officer



Alex has driven business growth at Road Rebel, Amobee, and CLICS Colors and has her MBA from San Diego State University

SEE MORE

Supercharging the Job Hunt!





The Average Job Hunt:
too long, generic, & lacks feedback
5
months
200
applications
10
interviews
1 job offer...maybe
joinsizigi.com

SIZIGI
CHANGING THE WAY WE HUNT FOR JOBS
The all-in-one tool for job seekers. Organize your job search, create custom job pitches, and monitor how your applications are being viewed with one easy-to-use platform.

The CRM for Job Seekers

People can easily search and apply for millions of jobs across the Internet as well as track their applications from sending Job Pitches, receiving viewership alerts, having interviews, and receiving job offers.



My Board
Application Tracker
Bookmarked Jobs
Applied
Viewed Pitch
Interviews
Offers

Insights Manager
Spotify
Pitch:
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Job Info
Tasks
Notes
Contacts
Timeline
Company Name
Spotify
Target Date
June 16, 2021
Job Title
Insights Manager - Advertising Business Marketing Analytic
Description
We are seeking a manager to own the strategy and execution of insights to guide marketing team decisions for our advertising business. You'll play a key role in rapidly growing
capabilities and be a manager for a small but growing team of data scientists on our Ads Business Insights team. In addition, you'll have the opportunity to use Spotify's world-class user data infrastructure and collaborate with a
Job posting URL
https://www.ziprecruiter.com/c/Spotify/Job/Insights-Mana
Location
New York, NY
Salary
Add salary here
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Save and add another
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We live in a Digital World

People are shocked to learn that the first resume dates back to 1482; that's over five centuries ago! Sizigi provides people the platform to showcase their skills through consumable digital content and apply for jobs with personalized Job Pitches tailored to the opportunity/company.

Consumable Digital Content

- Videos, blogs, websites, and files
- Over 1,800 integrations


Prove You're a Culture Fit for a Company
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prove you're a
cultural fit
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How to Show Your Skills: Google Analytics
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Sample Report


Prove your skills:
Google Analytics
Website User Insights
User Metrics
293,534
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Demonstrate Your Professional Skills
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demonstrate
your professional skills
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Let's Grow Together!
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let's grow together
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How to Format a Professional Summary Video
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professional
summary sample
BEYZA
BAYKAN
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Demonstrate Your Understanding of Concepts & Principles
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explain your
thought process
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Show Who You Really Are: Create Profile Cover Videos
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Show Who You Really Are
Create Profile Cover Videos
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Content Library

- Users can store all their professional assets in their very own private website


My Library
Published
Drafts (7)
Custom Analytics Report
Product Presentation
Hand Drawn Wireframe
Market Research
EA Brand Consolidation
High Fidelity Prototype

Public Profile

- People can easily digitally transform their professional brand as well as show some of the more personal things that they are driven by to ensure a better culture fit.



Job Pitches

People can apply for jobs by using their Sizigi Public Profile or with Sizigi's Job

Pitches

- Personalized cover video tailored to the company and job opportunity

- Selected content that visually demonstrates the required skills for the position

- A custom website is created for each Job Pitch



Supercharging the Job Hunt

Sizigi's Analytic Dashboard provides actionable analytics and personalized insights to create more engaging content, send stronger Job Pitches, and ultimately get hired faster.



What do our Users say?





NOT A PAPER FIT, A PERFECT FIT.

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What do Companies say?




Using Sizigi during our hiring process helped my candidates create their own stage to shine. It really encouraged the candidates to think much more critically about what skills and experiences matter most in the role and how their personal stories align with their fit in the company. Not only that, but by bringing their experiences to life beyond their resume and interview, our team received deeper insight into the soft skills and core attributes we look for in culture fit.

Erik Hanzlick, Product Manager at IBM & CEO of Exalton






We were lucky to come across Sizigi. It was during COVID and the job market dynamic changed a lot. While worrying if we were able to assess the candidates efficiently, like how in-person interviews did in the past, Sizigi offered the technology for HR to meet only the right candidates. One job opening had taken more than 4 weeks to fill, and Sizigi's technology jumped in and made the magic happen within 5 days.

The platform is easy to use as well (another point to Sizigi)! I recommend my HR fellows start using Sizigi soon especially when the talent acquisition landscape is adjusting to its new normal.

Katherine Wong-Velasco, Human Resources & Director at Kung Fu Tea






Using Sizigi to implement a virtual case competition was game-changing for us. It was so easy to use, and very organized. The e-Portfolio format provided us with a deeper and more holistic view of the candidates when compared to the traditional resume. I highly recommend Sizigi to employers who are looking to change their recruiting strategy.

Shivani Das, Associate Financial Analyst at Qualcomm



Go-to-Market Strategy

We have already acquired over 5,000 users during our pilot program primarily through organic marketing. We will be releasing the next version of our software in Spring 2021 and we are well-positioned for significant growth by already securing dozens of strategic partnerships across several channels.

Our partners include
job boards, companies, & colleges







FAU
FLORIDA ATLANTIC UNIVERSITY
GENERAL ASSEMBLY
PROJECT EMERGE
Dice
IBM
SAN DIEGO STATE UNIVERSITY
DeAnza College
joinsizigi.com


Go-to-Market
JOB SEARCH
-Job boards
-ATS
-Staffing agencies
-Companies
Partnerships
Direct
DIGITAL MARKETING
-Paid advertising
-Social media
-SEO
-Email marketing
HIGHER EDUCATION
-College career centers
-Higher learning programs
AMBASSADORS
-Referral program
-Online workshops
joinsizigi.com

Competition

Sizigi is uniquely positioned in the marketplace by building the best digital platform for job seekers. Sites like LinkedIn offer a fantastic opportunity for brand awareness and strategic partnerships.


Competitive Landscape
Digital Resume
bulb
PORTFOLIUM
Crash
huntr
Job Hunt Tool
joinsizigi.com

	Sizigi Founded 2019	bulb Founded 2013	PORTFOLIUM Founded 2014	LinkedIn Founded 2002
Job Search	✓	✓	✓	✓
Public Profile	✓	✓	✓	✓
Content Library	✓	✓		
Job Pitches	✓			
Viewership Alerts	✓			
Analytics Dashboard	✓			
Application Tracker	✓			
DEMOGRAPHIC	Professional/Student	Student	Student	Professional
TARGET BUYER	Professional/Student	Educator	Educator	Company
USERS	5K+	750K+	5M+	700M+

Pricing

We will be releasing our freemium model in Spring 2021 consisting of three tiers:

- Free ($0/month)

- Professional ($10/month)
- Premium ($20/month)

Discounts are offered for students (50%) and/or on annual commitments (20%)



Plans & Pricing
Get the power, control, and customization you need to supercharge your job search.
Students get 50% off
Monthly Annually
Free
$0 USD
Free For Life
Professional
$8 USD/mo
Get Started
Premium
$16 USD/mo
Get Hired
Job Search
Public Profile
Content Library
Job Pitches
Viewership Alerts
Analytics Dashboard
Application Tracker
10
25
Unlimited
joinsizigi.com

Funding Round

The capital we raise on WeFunder will be used to accelerate our software development, expand our sales team, and increase our marketing spend. With your support, we anticipate making tremendous progress over the next year and beyond.

Please note, these are forward-looking projections that cannot be guaranteed

RETURN ON INVESTMENT
Today
1 year
Users
5K+
250K+
Revenue
$10K+/mo
$100K+/mo
Technology
Content Library
Job Pitch
Application Tracker
Analytics Dashboard
Profile
Viewership Alerts
Community

The 500-year-old Resume is Dead



Why now?
Generation Z is disrupting recruiting, hiring, managing, & beyond in the workplace.
Sizigi created an industry-disrupting platform that aligns with this next generation of leaders!
Cultural fit
Virtual Interviewing
joinsizigi.com

Sizigi: It's about you!
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THE RESUME OF THE NEW GENERATION

Why the name Sizigi?

The origin of Sizigi's name is based on the word "Syzygy", which is defined as a straight-line configuration of three celestial objects such as the Earth, Moon, and Sun. Our platform creates this alignment between candidates and hiring managers. We replaced the three y's with i's to symbolize three celestial objects. Our logo signifies being "unboxed" from the rigid, antiquated resume. Perhaps you have heard the name Sizigi on a few TV shows :)







syz·y·gy
A straight line configuration of three celestial bodies in a gravitational system
CANDIDATES
SIZIGI
HIRING MANAGERS

Sizigi on Modern Family
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Sizigi on Mr Mayor
LOS ANGELES COUNTY
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